Filed Pursuant to Rule 424(b)(3)

File No. 333-111180

Prospectus

Commercial Net Lease Realty, Inc.

953,551 Shares of Common Stock

          The selling shareholder, the Retirement Plan for Chicago Transit Authority Employees (or CTA), any of its pledges, donees, transferees or other successors in interest, may offer to sell up to an aggregate of 953,551 shares of our common stock.

      The shares being registered hereunder for sale were issued to CTA pursuant to the terms of the Limited Partnership Agreement of Net Lease Institutional Realty, L.P., which Net Lease Realty III, Inc., one of our wholly owned subsidiaries, entered into with CTA on August 25, 1997. Under the terms of the Limited Partnership Agreement, CTA had the right to convert its limited partner interests in the partnership into shares of our common stock. CTA exercised that right on October 10, 2003, and we issued 953,551 shares of our common stock in a private transaction thereafter.

      Our registration of our common stock for possible resale does not mean that the persons who receive shares of our common stock will offer and sell their shares. We will not receive any money from any offer and sale of shares of our common stock by CTA. See “Use of Proceeds,” “Selling Shareholders” and “Plan of Distribution.”

      Our common stock is listed on the New York Stock Exchange under the trading symbol “NNN.” On January 30, 2004, the closing sales price of shares of our common stock as reported on the New York Stock Exchange was $18.30 per share.

       Investing in our common stock involves risks. See “Risk Factors” beginning on page 6 of this Prospectus.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS FEBRUARY 2, 2004.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. This prospectus provides you with a general description of our common stock. If required, we will deliver or provide a prospectus supplement if and when the selling shareholder offers and resells any shares of our common stock that it holds, which will contain specific information about all of the terms of that offering. Our prospectus supplement may also add, update or change information contained in this prospectus. You should read both our prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

      The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about Commercial Net Lease Realty, Inc. and the shares of common stock to be sold under this prospectus. That registration statement can be read on or at the SEC’s web site or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

      In this prospectus, the words “we,” “our,” “ours” and “us” refer to Commercial Net Lease Realty, Inc. and its subsidiaries and joint ventures, unless the context indicates otherwise.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document that we have filed at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549; Seven World Trade Center, 13th Floor, New York, New York 10048; and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings are available to the public at the SEC’s web site at http://www.sec.gov. Our common stock is listed on the New York Stock Exchange under the ticker symbol “NNN.” You may inspect our reports, proxy statements and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      We have filed with the SEC a registration statement (of which this prospectus is a part) on Form S-3 under the Securities Act of 1933, as amended, with respect to our securities. This prospectus does not contain all of the information set forth in the registration statement, including the exhibits and schedules thereto, certain parts of which are omitted as permitted by the rules and regulations of the SEC.

      We are incorporating by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus, except for any information superseded by information in this prospectus. We incorporate by reference the documents listed below which we have filed with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (Exchange Act file number 0-12989).

•	The description of our common stock contained in the Registration Statement on Form 8-B, filed with the SEC on August 3, 1994.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the SEC on March 28, 2003.

•	Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed with the SEC on April 18, 2003.

•	Quarterly Report for the quarter ended March 31, 2003, filed with the SEC on May 7, 2003.

•	Current Report on Form 8-K, filed with the SEC on July 11, 2003.

•	Current Report on Form 8-K, filed with the SEC on July 25, 2003.

•	Quarterly Report for the quarter ended June 30, 2003, filed with the SEC on August 12, 2003.

•	Current Report on Form 8-K, filed with the SEC on August 13, 2003.

•	Quarterly Report for the quarter ended September 30, 2003, filed with the SEC on November 6, 2003.

•	Current Report on Form 8-K, filed with the SEC on November 26, 2003, as amended on Form 8-K/A, filed on December 4, 2003.

•	Current Report on Form 8-K, filed with the SEC on December 3, 2003.

      All documents that we file after the date of this prospectus shall be deemed to be incorporated by reference in this prospectus and will be part of the prospectus from the date we file that document. Any information in that document that is meant to supersede or modify any existing statement in this prospectus will so supersede or modify the statement as appropriate.

      You may request a copy of any or all of the documents incorporated by reference in this prospectus, except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents), at no cost, by writing or telephoning our offices at the following address:

Commercial Net Lease Realty, Inc.

450 South Orange Avenue, Suite 900
Orlando, Florida 32801
Attention: Kevin B. Habicht
(telephone number (407) 265-7348)

THE COMPANY

      We are a fully integrated, self-administered equity real estate investment trust (REIT) formed in 1984 that acquires, owns, manages and indirectly develops a diversified portfolio of high quality, single-tenant buildings, which may include retail, office or industrial properties that are generally leased to creditworthy businesses under full-credit, long-term commercial net leases.

      Our acquisition strategy focuses on properties that are well-located for their intended uses, taking into account market factors (including trade area demographics, employment base and transportation hubs) and property/site characteristics (including access and visibility, traffic counts, customer linkages and intermodal connectivity). These properties attract a wide array of established corporate tenants, such as Barnes & Noble, Best Buy, Eckerd, OfficeMax, Wal-Mart and the United States of America. We believe that single-tenant net-leased properties offer attractive opportunities for stable current returns and potential capital appreciation. In addition, we believe that the location and design of single-tenant properties provide flexibility in use and an increased likelihood of advantageous re-lease terms upon expiration or early termination of the related leases.

      We generally acquire properties that are newly constructed or re-developed as of the time of acquisition. In addition, we generally acquire properties that are subject to a lease in order to avoid the risks of not finding a tenant on a timely basis and to provide an immediate revenue stream. Our leases typically provide that the tenant bears responsibility for substantially all property costs and expenses associated with ongoing maintenance and operation, including utilities, property taxes and insurance, and generally also provide that the tenant is responsible for roof and structural repairs. Such leases typically do not limit our recourse against the tenant and any guarantor in the event of a default and for this reason are considered “full-credit” leases. Our properties are leased on a long-term basis, generally 10 to 20 years, with renewal options for an additional 10 to 20 years.

      Our address and phone number are:

Commercial Net Lease Realty, Inc.
450 S. Orange Avenue
Suite 900
Orlando, Florida 32801
(407) 265-7348

RISK FACTORS

      In addition to the other information contained or incorporated by reference in this prospectus, you should carefully review the following considerations in determining whether to purchase the common stock from the selling shareholder.

A substantial portion of our revenue is derived from a small number of tenants.

      The United States of America (“USA”) accounted for approximately 16.8% of the annualized base rental income from our properties, or base rent, as of September 30, 2003. Our next five largest tenants — Eckerd, Best Buy, OfficeMax, Barnes & Noble and Academy — accounted for an aggregate of approximately 28.6% of our base rent at September 30, 2003. The default, financial distress or bankruptcy of one or more of these tenants could cause additional vacancies among our properties. Vacancies reduce our revenues until we are able to re-lease the affected properties and could decrease the ultimate sale value of each such vacant property. Upon the expiration of the leases that are currently in place, we may not be able to re-lease a vacant property at a comparable lease rate or without incurring additional expenditures in connection with such re-leasing.

Vacant properties or bankrupt tenants could adversely affect our business.

      As of September 30, 2003, we owned 10 vacant, unleased properties, which account for 2.8% of the total gross leasable area of our portfolio. We are actively marketing these properties for sale or re-lease, but may not be able to sell or re-lease these properties on favorable terms or at all. Additionally, seven properties, representing 2.7% of the total gross leasable area of our portfolio, are leased to five tenants that have each filed a voluntary petition for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. As a result, each of the tenants has the right to reject or affirm its leases with us, which, if rejected, could increase our vacancy rate. The lost revenues and increased property expenses resulting from the rejection by any bankrupt tenant of any of their respective leases with us could have a material adverse affect on our liquidity and results of operations and our funds available for distribution to our shareholders if we are unable to re-lease the properties at comparable rental rates and in a timely manner.

Risks associated with our acquisition of two office buildings in Arlington, Virginia.

Risks related to the acquisition of property from a bankrupt estate.

      In August 2003, we acquired two office buildings originally owned and occupied by MCI WorldCom, Inc. located in an area in Arlington, Virginia, known as Pentagon City for a purchase price of $142.8 million. In addition to this purchase price, we are committed to fund additional amounts for building and tenant improvements, currently estimated to be $28.9 million and other costs related to the lease. Because MCI WorldCom is in bankruptcy, the properties were sold by order of the U.S. Bankruptcy Court in the Southern District of New York for the benefit of the creditors of WorldCom, Inc.

      The purchase contract for these properties from bankruptcy did not contain many of the representations and warranties regarding the properties which are customarily obtained from private sellers and we acquired the properties on an “as-is, where-is” basis from a bankrupt seller. As a result, we may have no recourse if there are pre-existing problems or conditions at the properties.

Risks related to a U.S. Government lease.

      The Pentagon City buildings are leased in their entirety to the USA, initially to be used by the Transportation Security Administration (TSA), a recently created federal agency. U.S. Government leases differ in many respects from leases with other commercial tenants and differ from the leases we have with other tenants, particularly tenants in our retail properties. For example, among other things, the lease with the USA for the Pentagon City properties provides that:

•	We cannot provide for acceleration of the government’s payment obligations under the lease even if the government does not make a payment when due or otherwise defaults under the lease;

•	We are required to maintain and repair the buildings in accordance with specific standards and criteria set forth in the lease;

•	In performing our maintenance and other obligations under the lease, we must comply with various federal statutes pertaining to government contracts;

•	The lease requires us to comply with certain statutes relating to, among other things, gratuities to government officials and contingent fees and kickbacks, equal opportunity, use of small businesses, a drug-free workplace, small disadvantaged business concerns and women-owned small businesses, and affirmative action for special disabled and Vietnam-era veterans and handicapped workers. If we fail to comply with such standards, the government may be entitled to terminate the lease or to seek offset against the lease payments;

•	In the event we fail to perform our obligations under the lease, the government may be entitled to offset from the lease payments the costs incurred by the government in performing such obligations or deduct from lease payments the value of the services not being performed; and

•	The government may substitute as a tenant any federal government agency or agencies at any time.

      We are required to pay a base amount of real estate taxes on the property each year. In addition, under the lease, we are required to perform certain building and tenant improvements, the cost of which may exceed our estimates. Also, we are required to pay for insurance. The presence of a U.S. Government tenant may increase insurance premiums in the future or may result in increased security costs.

      Unlike tenants under some of our other leases, the government is only required to pay increases in operating expenses in excess of a base year amount up to the amount of the annual increases in the consumer price index (“CPI”) cap and we will be responsible for increases in operating expenses above the amount of the CPI increase.

      The lease contemplates that TSA will take occupancy of the buildings in multiple phases. Rent due under the lease is based upon the occupancy of the tenant and the completion of building and tenant improvements. To the extent TSA does not occupy the space on the timetable we anticipate, the revenues generated by the buildings may be less than anticipated.

      The lease for the entire property expires in ten years, which will increase the risk of re-leasing and could result in substantial costs to re-configure the buildings for a new tenant or tenants.

The loss of certain members of our management team could adversely affect our business.

      We depend upon the services of James M. Seneff, Jr., as chairman of the board of directors and chief executive officer, and of Gary M. Ralston, as president. Loss of the services of either of Mr. Seneff or Mr. Ralston could have a material adverse effect on our business and financial condition. We have entered into employment agreements with both Mr. Seneff and Mr. Ralston. Our agreement with Mr. Seneff does not require that he devote all of his efforts to us, nor is it expected that he will devote all of his efforts to us.

Mr. Seneff’s ability to devote his full attention to us is limited.

      Mr. Seneff manages numerous business ventures, and his responsibilities to these other ventures will reduce the amount of time that he may devote to us.

We may incur additional debt and we may not be able to repay our debt financing obligations.

      While our organizational documents do not limit the level or amount of debt that we may incur, it is our current policy to maintain a ratio of total indebtedness to total assets (before accumulated depreciation) of not more than 50%. However, this policy is subject to reevaluation and modification by the board of directors without shareholder approval. If the board of directors modifies this policy to permit a higher degree of leverage and we incur additional indebtedness, debt service requirements would increase accordingly. Such an increase could adversely affect our financial condition and results of operations. In addition, increased leverage could increase the risk that we may default on our debt obligations, with resulting losses to our cash flow and asset value.

      We are subject to the risks associated with debt financing. These risks include our possible inability to generate cash through our operating activities sufficient to meet our required payments of principal and interest and that rising interest rates may cause the rate on our variable rate credit facility to rise. In addition, we may not be able to repay or refinance existing indebtedness, which generally will not have been fully amortized at maturity, on favorable terms. In the event that we are unable to refinance our indebtedness on acceptable terms, we may be forced to resort to alternatives that may adversely affect our ability to generate cash to pay our debt service obligations, such as disposing of properties on disadvantageous terms (which may also result in losses) and accepting financing on unfavorable terms.

There are a number of risks inherent in owning real estate.

      Factors beyond our control affect our performance and value. Changes in national, regional and local economic and market conditions may affect our economic performance and the value of our real estate assets. Local real estate market conditions may include excess supply and intense competition for tenants, including competition based on:

•	rental rates,

•	attractiveness and location of the property, and

•	quality of maintenance, insurance and management services.

In addition, other factors may adversely affect the performance and value of our properties, including changes in laws and governmental regulations, including those governing:

•	usage,

•	zoning and taxes,

•	changes in interest rates, and

•	the availability of financing.

      Illiquidity of real estate investments. Because real estate investments are relatively illiquid, our ability to adjust our portfolio promptly in response to economic or other conditions is limited. Certain significant expenditures generally do not change in response to economic or other conditions, including:

•	debt service (if any),

•	real estate taxes, and

•	operating and maintenance costs.

      This combination of variable revenue and relatively fixed expenditures may result, under certain market conditions, in reduced income from investment. Such reduction in investment income could have an adverse effect on our financial condition and results of operations.

      Environmental Matters. Investments in real property create a potential for environmental liability on the part of the owner of such property from the presence or discharge of hazardous substances on the property. It is our policy, as a part of our acquisition due diligence process, to obtain a Phase I environmental site assessment for each property and where warranted, a Phase II environmental site assessment; however, not all properties have been subjected to these site assessments. Phase I assessments involve site reconnaissance and review of regulatory files identifying potential areas of concern, whereas Phase II assessments involve some degree of soil and/ or groundwater testing. We may acquire a property whose environmental site assessment indicates that a problem or potential problem exists, subject to a determination of the level of risk and potential cost of remediation. In such cases, we require the seller and/ or tenant to (i) remediate the problem prior to our acquiring the property, (ii) indemnify us for environmental liabilities or (iii) agree to other arrangements deemed appropriate by us to address environmental conditions at the property. We have 14 properties currently under some level of environmental remediation. The seller or the tenant is contractually responsible for the cost of the environmental remediation for some of these properties. However, we cannot be certain that we will not be required to undertake or pay for removal or remediation of any contamination of properties currently or previously owned by us or that the costs of such removal or remediation would not be material.

We may not be able to successfully implement our selective acquisition strategy or fully realize the anticipated benefits of our renovations and development projects.

      We cannot assure that we will be able to implement our investment strategies successfully. Additionally, we cannot assure that our property portfolio will expand at all, or if it will expand at any specified rate or to any specified size. In addition, investment in additional real estate assets is subject to a number of risks. Because we expect to invest in markets other than the ones in which our current properties are located, we will also be subject to the risks associated with investment in new markets that may be relatively unfamiliar to our management.

      To the extent that we engage in development activities, we will be subject to the risks normally associated with such activities. Such risks include, without limitation, risks relating to the availability and timely receipt of zoning and other regulatory approvals, the cost and timely completion of construction (including risks from factors beyond our control, such as weather or labor conditions or material shortages) and the ability to obtain both construction and permanent financing on favorable terms. These risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent completion of development activities once undertaken or provide a tenant the opportunity to terminate a lease. Any of these situations could have an adverse effect on our financial condition and results of operations and on the amount of funds available for distribution to shareholders.

The ownership and management of office and industrial properties may involve unanticipated difficulties that differ from those in the retail real estate market.

      Our property portfolio consists primarily of retail properties, which are leased under full-credit, long-term commercial net leases. As a result of our acquisition of the two Class A office properties in August 2003, we are subject to the risks associated with investment in new property types, which may be relatively unfamiliar to our management. These risks could result in substantial unanticipated difficulties, delays or expenses involved in owning and managing office or industrial properties, which could have an adverse effect on our financial condition and results of operations and on the amount of funds available for distribution to stockholders.

      In addition, the price of our capital stock may suffer from any perceived adverse changes in business focus as a result of purchasing and operating office and industrial properties.

Our failure to qualify as a real estate investment trust for federal income tax purposes would affect our ability to maintain our current level of dividends and could result in significant tax liability.

      We intend to operate in a manner that will allow us to continue to qualify as a real estate investment trust. We believe that we have been organized as, and our past and present operations qualify us as, a real estate investment trust. However, the IRS could successfully assert that we are not qualified as such. In addition, we may not remain qualified as a real estate investment trust in the future. This is because qualification as a real estate investment trust involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial or administrative interpretations and involves the determination of various factual matters and circumstances not entirely within our control.

      If we fail to qualify as a real estate investment trust, we will not be allowed a deduction for dividends to shareholders in computing taxable income and would become subject to federal income tax at regular corporate rates. In this event, we could be subject to potentially significant tax liabilities, and the amount of cash available for distribution to shareholders would be reduced and possibly eliminated. Unless entitled to relief under certain statutory provisions, we would also be disqualified from treatment as a real estate investment trust for the four taxable years following the year during which we lost our qualification.

Recent tax legislation provides favorable treatment for dividends of regular corporations, but not generally dividends from REITs.

      On May 28, 2003, the President signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003 (which we will refer to as the Act). Under the Act, the maximum tax rate on the long-term capital gains of non-corporate taxpayers is 15% (applicable to sales occurring from May 7, 2003 through December 31, 2008). The Act also reduced the tax rate on “qualified dividend income” to 15%. Because, as a REIT, we are not generally subject to tax on the portion of our REIT taxable income or capital gains distributed to our shareholders, our distributions are not generally eligible for this new tax rate on dividends. As a result, our ordinary REIT distributions continue to be taxed at the higher tax rates applicable to ordinary income. Without further legislation, the maximum tax rate on long-term capital gains will revert to 20% in 2009, and dividends will again be subject to tax at ordinary rates.

We make certain forward-looking statements in this prospectus that may or may not occur.

      Certain statements incorporated by reference or made in this prospectus under the captions “Risk Factors” and “The Company,” and elsewhere in this prospectus are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When we use the words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” and other similar expressions in this prospectus, they are generally intended to identify forward-looking statements. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect our actual results, performance or achievements.

USE OF PROCEEDS

      We will not receive any proceeds from the sale of shares of our common shares by the selling shareholder, CTA.

DESCRIPTION OF COMMON STOCK

      The following description of our common stock sets forth certain general terms and provisions of the common stock to which this prospectus relates. The statements below describing the common stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our articles of incorporation and bylaws.

General

      Our authorized capital stock consists of 90,000,000 shares of common stock, par value $0.01 per share, and 15,000,000 shares of preferred stock. There also is authorized 105,000,000 shares of excess stock, issuable in exchange for capital stock, as described below under “— Restrictions on Ownership.” At January 30, 2004, we had outstanding 50,001,898 shares of common stock and 1,791,645 shares of preferred stock. All issued and outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable.

      The holders of common stock elect all directors and are entitled to one vote per share on all matters submitted to a vote of the stockholders. Stockholders are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for that purpose. Upon our liquidation, dissolution or winding up, holders of common stock are entitled to share pro rata in any distribution to stockholders. Holders of common stock have no preemptive, subscription or conversion rights. The common stock will, when issued, be fully paid and nonassessable and will not be subject to preemptive or other similar rights.

      We purchased from six limited partnerships and one general partnership 14 properties in July 1992, and purchased from a trust one property in August 1993, in exchange for the issuance to the partnerships and the trust of an aggregate of 346,172 restricted shares of common stock. All of the shares issued in connection with these acquisitions are subject to piggyback registration rights under certain circumstances.

Restrictions on Ownership

      For us to qualify as a REIT, not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. The shares must be beneficially owned (without reference to any rules of attribution) by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year; and certain other requirements must be satisfied. See “Federal Income Tax Considerations — Taxation of Commercial Net Lease Realty, Inc.”

      To ensure that five or fewer individuals do not own more than 50% in value of the outstanding common stock, our articles of incorporation provide that, subject to certain exceptions, no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% in value of the outstanding capital stock. Our board of directors may waive this ownership limit if evidence satisfactory to us and our tax counsel is presented that such ownership will not then or in the future jeopardize our status as a REIT. As a condition of such waiver, our board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving our status as a REIT.

      This ownership limit will not be automatically removed even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. In addition to preserving our status as a REIT, this ownership limit may prevent any person or small group of persons from acquiring unilateral control of us.

      If the ownership, transfer or acquisition of shares of common stock, or change in our capital structure or other event or transaction would result in:

•	any person owning (applying certain attribution rules) capital stock in excess of the ownership limit,

•	fewer than 100 persons owning our capital stock,

•	our being “closely held” within the meaning of Section 856(h) of the Code, or

•	our otherwise failing to qualify as a REIT,

then the ownership, transfer or acquisition, or change in capital structure or other event or transaction that would have such effect will be void as to the purported transferee or owner, and the purported transferee or owner will not have or acquire any rights to the capital stock to the extent required to avoid such a result. Capital stock owned, transferred or proposed to be transferred in excess of the ownership limit or which would otherwise jeopardize our status as a REIT will automatically be converted to excess stock. A holder of excess stock is not entitled to distributions, voting rights, and other benefits with respect to such shares except for the right to payment of the purchase price for the shares (or, in the case of a devise or gift or similar event which results in the issuance of excess stock, the fair market value at the time of such devise or gift or event) and the right to certain distributions upon liquidation. Any dividend or distribution paid to a proposed transferee or holder of excess stock shall be repaid to us upon demand. Excess stock shall be subject to our repurchase at our election. The purchase price of any excess stock shall be equal to the lesser of:

•	the price paid in such purported transaction (or, in the case of a devise or gift or similar event resulting in the issuance of excess stock, the fair market value at the time of such devise or gift or event), or

•	the fair market value of such common stock on the date on which we or our designee determines to exercise its repurchase right.

      If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the purported transferee of any excess stock may be deemed, at our option, to have acted as an agent on our behalf in acquiring such excess stock and to hold such excess stock on our behalf.

      For purposes of our articles of incorporation, the term “person” shall mean an:

•	individual,

•	corporation,

•	partnership,

•	estate,

•	trust (including a trust qualified under Section 401(a) or 501(c)(17) of the Code),

•	portion of a trust permanently set aside to be used exclusively for the purposes described in Section 642(c) of the Code,

•	association,

•	private foundation within the meaning of Section 509(a) of the Code,

•	joint stock company or other entity, or

•	group as that term is used for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended;

but does not include an underwriter which participated in a public offering of our capital stock for a period of sixty (60) days following the purchase by such underwriter of capital stock therein, provided that the foregoing exclusions shall apply only if the ownership of such capital stock by such underwriter would not cause us to fail to qualify as a REIT by reason of being “closely held” within the meaning of Section 856(a) of the Code or otherwise cause us to fail to qualify as a REIT.

      All certificates representing capital stock will bear a legend referring to the restrictions described above.

      Our articles of incorporation provide that all persons who own, directly or by virtue of the attribution provisions of the Code, more than 5.0% of the outstanding capital stock, or such lower percentage as may be required pursuant to regulations under the Code or as may be requested by our board of directors, must file a written notice with us no later than January 31 of each year with respect to the prior year containing:

•	the name and address of such owner,

•	the number of shares of capital stock owned by such holder and

•	a description of how such shares are held.

In addition, each stockholder shall be required to disclose, upon demand, to us in writing such information that we may request in good faith in order to determine our status as a REIT or to comply with the requirements of any taxing authority or governmental agency.

      The ownership limitations described above may have the effect of precluding acquisitions of control of us by a third party.

Transfer Agent

      Wachovia Bank, N.A. is the transfer agent of the common stock.

FEDERAL INCOME TAX CONSIDERATIONS

Introduction

      The following is a summary of the material federal income tax consequences of the ownership of our common stock, prepared by Shaw Pittman LLP, our tax counsel. This discussion is based upon the laws, regulations, and reported rulings and decisions in effect as of the date of this prospectus (or, in the case of certain regulations, proposed as of such date), all of which are subject to change, retroactively or prospectively, and to possibly differing interpretations. This discussion does not purport to deal with the federal income tax consequences applicable to all investors in light of their particular investment circumstances, or to all categories of investors, some of whom may be subject to special rules (including, for example, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States). No ruling on the federal, state or local tax considerations relevant to our operation, or to the purchase, ownership or disposition of our common stock has been requested from the Internal Revenue Service or other tax authority. Shaw Pittman LLP has rendered certain opinions discussed herein and believes that if the Internal Revenue Service were to challenge the conclusions of Shaw Pittman LLP, such conclusions should prevail in court. However, opinions of counsel are not binding on the Internal Revenue Service or on the courts, and no assurance can be given that the conclusions reached by Shaw Pittman LLP would be sustained in court. Investors should consult their own tax advisors in determining the federal, state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our common stock, the tax treatment of a REIT and the effect of potential changes in applicable tax laws.

          Taxation of Commercial Net Lease Realty, Inc.

      General. Since our inception, we have elected, and believe we have qualified, to be taxed as a REIT for federal income tax purposes, as defined in Sections 856 through 860 of the Code. The provisions of the Code pertaining to REITs are highly technical and complex. If various conditions imposed by the Code are met, a REIT is, with limited exceptions, not taxed at the corporate level on income that is currently distributed to the REIT’s stockholders. Undistributed income is taxed at regular corporate rates and may be subject to a 4% excise tax. In addition, a REIT may be subject to the “alternative minimum tax” on its items of tax preference and is subject to income tax at the highest corporate rate on income from foreclosure property and to penalty taxes on excessive unqualified income and prohibited transactions.

      If we fail to qualify as a REIT for any taxable year and certain relief provisions do not apply, we will be subject to federal income tax (including alternative minimum tax) as an ordinary corporation on our taxable income at regular corporate rates without any deduction or adjustment for distributions to holders of common stock or preferred stock. To the extent that we would, as a consequence, be subject to tax liability for any such year, the amount of cash available for satisfaction of our liabilities and for distribution to holders of common stock or preferred stock would be reduced. Distributions to holders of common stock or preferred stock generally would be taxable as ordinary income to the extent of current and accumulated earnings and profits and, subject to certain limitations, would be eligible for the corporate dividends received deduction, but there can be no assurance that any such distributions would be made. We would not be eligible to elect REIT status for the four subsequent taxable years, unless our failure to qualify was due to reasonable cause and not willful neglect and unless certain other requirements were satisfied.

      Opinion of Shaw Pittman LLP. Based upon representations made by our officers with respect to relevant factual matters, upon the existing Code provisions, rules and regulations promulgated thereunder (including proposed regulations) and reported administrative and judicial interpretations thereof, upon Shaw Pittman LLP’s independent review of such documents and other information as Shaw Pittman LLP deemed relevant in the circumstances and upon the assumption that we will operate in the manner described in this prospectus, Shaw Pittman LLP has advised us that, in its opinion, (a) we have, for the years 1984 through 2002, met the requirements for qualification and taxation as a REIT and (b) our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT for 2003 and future taxable years. It must be emphasized, however, that our ability to qualify as a REIT is dependent upon our actual operating results and future actions and events and no assurance can be given that the actual results of our operations and the future actions and events will enable us to satisfy in any given year the requirements for qualification and taxation as a REIT.

      Requirements for Qualification as a REIT. As discussed more fully below, the Code defines a REIT as a corporation:

•	which is managed by one or more trustees or directors;

•	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

•	which would be taxable, but for Sections 856 through 860 of the Code, as a domestic corporation;

•	which is neither a financial institution nor an insurance company;

•	the beneficial ownership of which is held by 100 or more persons;

•	which is not closely held; and

•	which meets certain other tests regarding the nature of its assets and income and the amount of its distributions.

      Corporate Subsidiaries and Partnerships. We currently have several direct corporate subsidiaries and may have additional corporate subsidiaries in the future. A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a qualified REIT subsidiary are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A qualified REIT subsidiary is a corporation, all of the capital stock of which is owned by the parent REIT, unless we and the subsidiary have jointly elected to have it treated as a “taxable REIT subsidiary” (“TRS”), in which case it is treated separately from us and will be subject to federal corporate income taxation. Thus, in applying the requirements described herein, any qualified REIT subsidiary of ours will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit. We believe our direct corporate subsidiaries are qualified REIT subsidiaries, except for those which are TRSs. Accordingly, the direct corporate subsidiaries are not subject to federal corporate income taxation, though they may be subject to state and local taxation.

      A REIT is treated as owning its proportionate share of the assets of any partnership in which it is a partner and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities and items of income of any partnership (or limited liability company treated as a partnership) in which we have acquired or will acquire an interest, directly or indirectly, are treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

      Ownership Tests. More specifically, the ownership requirements that we must satisfy as a REIT are that (a) during the last half of each taxable year not more than 50% of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals and (b) there must be at least 100 stockholders on at least 335 days of such 12-month taxable year (or a proportionate number of days of a short taxable year). In order to meet these requirements, or to otherwise obtain, maintain or reestablish REIT status, and for no other purpose, our articles of incorporation empower our board of directors to redeem, at its option, a sufficient number of shares or to restrict the transfer thereof to bring or to maintain the ownership of our shares in conformity with the requirements of the Code. The redemption price to be paid will be fair market value as reflected in the latest quotations, or, if no quotations are available, the net asset value of the shares as determined by our board of directors.

      Under our articles of incorporation, each holder of our capital stock is required, upon demand, to disclose to our board of directors in writing such information with respect to direct and indirect ownership of our shares as the board of directors deems necessary to comply with provisions of the Code applicable to us, or to comply with the requirements of any other appropriate taxing authority. Certain Treasury regulations govern the method by which we are required to demonstrate compliance with these stock ownership requirements and the failure to satisfy such regulations could subject us to substantial penalties. We have represented that we have met, and expect to meet, these stock ownership requirements for each taxable year.

      Asset Tests. At the end of each quarter of our taxable year, at least 75% of the value of our total assets must consist of “real estate assets,” cash and cash items (including receivables) and government securities. The balance of our assets generally may be invested without restriction, except that holdings of securities not within the 75% class of assets generally must not, with respect to any issuer except a TRS, exceed 5% of the value of our assets or 10% of the voting power or value of the issuer’s outstanding securities. In addition, our combined securities holdings in TRSs cannot exceed 20% of our total assets. The term “real estate assets” includes real property, interests in real property, leaseholds of land or improvements thereon, and any property attributable to the temporary investment of new capital (but only if such property is stock or a debt instrument and only for the one-year period beginning on the date we receive such capital). We have represented that at the end of each quarter we have met, and expect in the future to continue to meet, this asset test.

      Income Tests. We currently must meet two separate tests with respect to our sources of income for each taxable year. In general, at least 75% of our gross income (excluding income from prohibited transactions) for each taxable year must be from rents from real property, interest on obligations secured by mortgages on real property, gains from the sale or other disposition of real property and certain other sources. In addition, we must derive at least 95% of our gross income (excluding income from prohibited transactions) for each taxable year from any combination of the items of income which qualify under the 75% test, from dividends and interest and from gains from the sale, exchange or other disposition of certain stocks and securities.

      Rents received by us will qualify as “rents from real property” in satisfying the gross income requirements described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts of sales. Our leases provide for either fixed rent, sometimes with scheduled escalations, or a fixed minimum rent and a percentage of gross receipts in excess of some threshold. Second, the Code provides that rents received from a tenant will not qualify as “rents from real property” in satisfying the gross income tests if we, or an owner of 10% or more of our aggregate capital stock, directly or constructively own 10% or more of such tenant (referred to as a “related party tenant”). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as “rents from real property.” We anticipate that none of our gross annual income will be considered attributable to rents that are based in whole or in part on the income or profits of any person; that no more than a de minimis amount of our gross annual income will be considered attributable to the rental of personal property; and that none of our gross annual income will be from related party tenants. Finally, for rents received to qualify as “rents from real property,” we generally must not operate or manage the property or furnish or render services to tenants, other than through an “independent contractor” from whom we derive no revenue or a TRS. The “independent contractor” or TRS requirement, however, does not apply to the extent the services provided by us are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant.” In addition, we are currently permitted to earn up to one percent of our gross income from tenants, determined on a property-by-property basis, by furnishing services that are noncustomary or provided directly to the tenants, without causing the rental income to fail to quality as rents from real property. We will provide certain services with respect to our properties. We do not anticipate that any of these services will be (a) of a type other than those usually or customarily rendered in connection with the rental space for occupancy only or (b) of a type considered rendered to any of the occupants of our properties.

      Should we fail to satisfy either or both of the 75% or 95% tests for any taxable year, we may still qualify as a REIT if:

•	such failure is due to reasonable cause and not willful neglect;

•	we report the nature and amount of each item of our income on a schedule attached to our tax return for such year; and

•	the reporting of any incorrect information is not due to fraud with intent to evade tax.

However, even if these three requirements were met and we were not disqualified, we would pay a 100% tax on the greater of (i) the amount by which 90% of our gross income (excluding gross income from prohibited transactions) exceeds our qualifying income under the 95% test, or (ii) the amount by which 75% of our gross income (excluding gross income from prohibited transactions) exceeds our qualifying income under the 75% test, multiplied by a fraction intended to reflect our profitability.

      Tax on Prohibited Transactions. A REIT will incur a 100% tax on net income derived from any “prohibited transaction.” A “prohibited transaction” generally is a sale or other disposition of property (other than foreclosure property) that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets are held for sale to customers and that a sale of any such asset would not be in the ordinary course of its business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the Code prescribing when an asset sale will not be characterized as a prohibited transaction. We may fail to comply with such safe-harbor provisions or may own property that could be characterized as property held “primarily for sale to customers in the ordinary course of a trade or business.”

      Tax and Deduction Limits on Certain Transactions with Taxable REIT Subsidiaries. A REIT will incur a 100% tax on certain transactions between a REIT and a taxable REIT subsidiary to the extent the transactions are not on an arms-length basis. In addition, under certain circumstances the interest paid by a taxable REIT subsidiary may not be deductible by the taxable REIT subsidiary. We believe that none of the transactions we have had with our taxable REIT subsidiaries will give rise to the 100% tax and that none of our taxable REIT subsidiaries will be subject to the interest deduction limits.

      Distribution Requirements. We must distribute annually to our stockholders ordinary income dividends in an amount equal to at least:

•	90% of the sum of (i) our “real estate investment trust taxable income” (before deduction of dividends paid and excluding any net capital gains) and (ii) the excess of net income from foreclosure property over the tax on such income, minus

•	certain excess non-cash income.

      Real estate investment trust taxable income generally is our taxable income computed as if we were an ordinary corporation, with certain adjustments. Distributions must be made in the taxable year to which they relate or, if declared before the timely filing of our tax return for such year and paid not later than the first regular dividend payment after such declaration, in the following taxable year. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our real estate investment trust taxable income, as adjusted, we will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. Furthermore, if we should fail to distribute during each calendar year at least the sum of:

•	85% of our ordinary income,

•	95% of our net capital gain net income for such year and

•	any undistributed taxable income from prior periods,

we would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

      We have represented that we have made and intend to make distributions to stockholders that will be sufficient to meet the annual distribution requirements. Under some circumstances, however, it is possible that we may not have sufficient funds from our operations to pay cash dividends to satisfy these distribution requirements. If the cash available to us is insufficient, we might raise cash in order to make the distributions by borrowing funds, issuing new securities or selling assets. If we ultimately were unable to satisfy the 90% distribution requirement, we would fail to qualify as a REIT and, as a result, would be subject to federal income tax as an ordinary corporation without any deduction or adjustment for distributions to holders of common stock or preferred stock.

      If we were to fail to meet the 90% distribution requirement as a result of an adjustment to our tax returns by the Internal Revenue Service, we could maintain our qualification as a REIT by paying a “deficiency dividend” (plus a penalty and interest) within a specified period which will be permitted as a deduction in the taxable year with respect to which the adjustment is made.

      Taxation of Taxable Domestic Stockholders. For any taxable year in which we qualify as a REIT for federal income tax purposes, our distributions to our stockholders that are United States persons (generally, any person other than a nonresident alien individual, a foreign trust or estate or a foreign partnership or corporation) generally will be taxed as ordinary income. Amounts received by such United States persons that we have properly designated as capital gain dividends generally will be taxed as long-term capital gain (to the extent that they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the stockholder has held his common stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Such ordinary income and capital gain are not eligible for the dividends received deduction allowed to corporations. Distributions to such United States persons in excess of our current or accumulated earnings and profits will be considered first a tax-free return of capital, reducing the tax basis of each stockholder’s common stock and then, to the extent the distribution exceeds each stockholder’s basis, a gain realized from the sale of common stock. We will notify each stockholder as to the portions of each distribution which, in our judgment, constitute ordinary income, capital gain or return of capital. Any dividend that is (a) declared by us in October, November or December of any calendar year and payable to stockholders of record on a specified date in such months and (b) actually paid by us in January of the following year, shall be deemed to have been both paid by us and received by the stockholders on December 31 of such calendar year and, as a result, will be includable in gross income of the stockholders for the taxable year which includes such December 31.

      Stockholders may not deduct on their income tax returns any net operating or net capital losses we may have. We may carry forward net operating losses for 20 years and may use such losses to reduce taxable income and the amounts that we will be required to distribute in order to remain qualified as a REIT. We may carry forward net capital losses for five years and we may use such losses to reduce capital gains. Losses not used within the relevant period expire.

      Upon the sale or other disposition of our common stock, a stockholder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale or other disposition and the adjusted basis of the shares involved in the transaction. Such gain or loss will be long-term capital gain or loss if, at the time of sale or other disposition, the shares involved have been held for more than one year. In addition, if a stockholder receives a capital gain dividend with respect to a share of common stock which he has held for six months or less at the time of sale or other disposition, any loss recognized by the stockholder will be treated as long-term capital loss to the extent of the amount of the capital gain dividend that was treated as long-term capital gain.

      Distributions from us and gain from the disposition of common stock will not be treated as passive activity income and, therefore, stockholders will not be able to apply any passive activity losses against such income. Dividends from us (to the extent they do not constitute a return of capital or capital gain dividends) and, on an elective basis, capital gain dividends and gain from the disposition of common stock generally will be treated as investment income for purposes of the investment income limitation.

      The state and local income tax treatment of us and our stockholders may not conform to the federal income tax treatment described above. (For example, in most states, individual stockholders who are residents of the state will be subject to state income tax on dividends and gains on their shares in us, but the state of Delaware — unlike most, if not all, other states — also taxes nonresident stockholders of a REIT on dividends and gains from the REIT to the extent, if any, that such income is attributable to property located in Delaware.) As a result, investors should consult their own tax advisors for an explanation of how other state and local tax laws would affect their investment in common stock.

      Backup Withholding. We will report to our stockholders and the Internal Revenue Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at a rate of 28% with respect to distributions paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide us with his correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to us.

      Taxation of Tax-Exempt Stockholders. Distributions by us to a stockholder that is a tax-exempt entity generally will not constitute “unrelated business taxable income” (“UBTI”) as defined in Section 512(a) of the Code, provided that the tax-exempt entity has not financed the acquisition of its shares with “acquisition indebtedness” within the meaning of the Code and the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity. However, qualified trusts that hold more than 10% (by value) of the shares of certain REITs may be required to treat a certain percentage of the distributions of such REITs as UBTI. The conditions which trigger this requirement do not currently exist, and we do not anticipate that they will ever exist. This requirement will apply only if (a) we would not qualify as a REIT for federal income tax purposes but for the application of a “look-through” exception to the five or fewer requirement applicable to shares being held by qualified trusts and (b) we are “predominantly held” by qualified trusts. A REIT is predominantly held if either (i) a single qualified trust holds more than 25% by value of the REIT interests or (ii) one or more qualified trusts, each owning more than 10% by value of the REIT interests, hold in the aggregate more than 50% of the REIT interests. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (i) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (ii) the total gross income (less certain associated expenses of the REIT). A de minimis exception applies where the ratio set forth in the preceding sentence is less than 5% for any year. For these purposes, a qualified trust is any trust described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if we are able to satisfy the five or fewer requirements without relying upon the “look-through” exception. The existing restrictions on ownership of shares in our articles of incorporation will prevent the application of the provisions treating a portion of the REIT distributions as UBTI to tax-exempt entities purchasing shares pursuant to the offering, absent a waiver of the restrictions by our board of directors.

      Taxation of Foreign Stockholders. The rules governing United States federal income taxation of nonresident alien individuals, foreign corporations, foreign participants and other foreign stockholders (collectively, “Non-U.S. Stockholders”) are complex, and no attempt will be made herein to provide more than a summary of such rules. The following discussion assumes that the income from investment in the common stock will not be effectively connected with the Non-U.S. Stockholders’ conduct of a United States trade or business. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of federal, state and local laws with regard to an investment in common stock, including any reporting requirements.

      Distributions that are not attributable to gain from sales or exchanges by us of United States real property interests and not designated by us as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of our current and accumulated earnings and profits. Such dividends ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the dividend, unless an applicable tax treaty reduces or eliminates that tax. A number of U.S. tax treaties that reduce the rate of withholding tax on corporate dividends do not reduce, or reduce to a lesser extent, the rate of withholding applied to dividends from a REIT. We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any such distributions paid to a Non-U.S. Stockholder unless (i) a lower treaty rate applies and the Non-U.S. Stockholder files IRS Form W-8BEN with us and, if the capital stock is not traded on an established securities market, acquires a taxpayer identification number from the Internal Revenue Service or (ii) the Non-U.S. Stockholder files IRS Form W-8ECI with us claiming that the distribution is effectively connected income. Distributions in excess of our current and accumulated earnings and profits will not be taxable to a stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder’s shares, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Stockholders’ shares, such distributions will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of the shares, as described below. If it cannot be determined at the time a distribution is paid whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate of 30%. However, a Non-U.S. Stockholder may seek a refund of such amounts from the Internal Revenue Service if it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits. We are permitted, but not required, to make reasonable estimates of the extent to which distributions exceed current or accumulated earnings and profits. Such distributions will generally be subject to a 10% withholding tax, which may be refunded to the extent it exceeds the shareholder’s actual U.S. tax liability, provided the required information is furnished to the Internal Revenue Service.

      For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges by us of United States real property interests will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, as amended (“FIRPTA”). Under FIRPTA, distributions attributable to gain from sales of United States real property interests are taxed to a Non-U.S. Stockholder as if such gain were effectively connected with a United States business. Non-U.S. Stockholders would thus be taxed at the normal capital gain rates applicable to U.S. Stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder not entitled to treaty exemption or rate reduction. We are required by applicable Treasury Regulations to withhold 35% of any distribution that could be designated by us as a capital gain dividend. This amount is creditable against the Non-U.S. Stockholder’s FIRPTA tax liability.

      Gain recognized by a Non-U.S. Stockholder upon a sale of shares generally will not be taxed under FIRPTA if we are a “domestically controlled REIT,” defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. We currently believe that we are, and expect to continue to be, a “domestically controlled REIT,” and in such case the sale of shares would not be subject to taxation under FIRPTA. However, gain not subject to FIRPTA nonetheless will be taxable to a Non-U.S. Stockholder if (i) investment in the shares is treated as “effectively connected” with the Non-U.S. Stockholders’ U.S. trade or business, or (ii) the Non-U.S. Stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other conditions are met. Effectively connected gain realized by a foreign corporate shareholder may be subject to an additional 30% branch profits tax, subject to possible exemption or rate reduction under an applicable tax treaty. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to the same treatment as U.S. Stockholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals), and the purchaser of the shares would be required to withhold and remit to the Internal Revenue Service 10% of the purchase price.

          Recent Tax Legislation

      On May 28, 2003, the President signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003 (which we will refer to as the Act). Under the Act, the maximum tax rate on the long-term capital gains of non-corporate taxpayers is 15% (applicable to sales occurring from May 7, 2003 through December 31, 2008). The Act also reduced the tax rate on “qualified dividend income” to 15%. Because, as a REIT, we are not generally subject to tax on the portion of our REIT taxable income or capital gains distributed to our shareholders, our distributions are not generally eligible for this new tax rate on dividends. As a result, our ordinary REIT distributions continue to be taxed at the higher tax rates applicable to ordinary income. However, the new 15% rate does generally apply to:

•	a shareholder’s long-term capital gain, if any, recognized on the disposition of our shares;

•	distributions we designate as long-term capital gain dividends (except to the extent attributable to real estate depreciation, in which case the 25% tax rate applies);

•	distributions attributable to dividends we receive from non-REIT corporations; and

•	distributions to the extent attributable to income upon which we have paid corporate tax (for example, the tax we would pay if we distributed less than all of our taxable REIT income).

      Without further legislation, the maximum tax rate on long-term capital gains will revert to 20% in 2009. The backup withholding rate also has been reduced from 30% to 28%.

RIGHTS OF SELLING SHAREHOLDER

      The following is a summary of the rights of the Retirement Plan for Chicago Transit Employees (“CTA”) with respect to the 953,551 shares to be sold under this prospectus. It may not contain all the information that is important to you. You can access complete information by referring to the Limited Partnership Agreement described herein.

      On August 25, 1997, Net Lease Realty III, Inc., one of our wholly owned subsidiaries, entered into a Limited Partnership Agreement with CTA for the purposes of forming Net Lease Institutional Realty, L.P. to acquire, own and manage certain single-tenant commercial properties subject to net leases. The terms of the Limited Partnership Agreement provide that Net Lease Realty III is the general partner of the partnership, holding 20% of the aggregate partnership interests, and CTA is the limited partner of the partnership, holding 80% of the aggregate partnership interests.

      Under the terms of the Limited Partnership Agreement, CTA had the right to direct Net Lease Realty III to convert CTA’s limited partner interest in the partnership into registered shares of our common stock, by providing notice to that effect to Net Lease Realty III. The number of shares of our common stock that CTA was entitled to receive was based on CTA’s pro rata share of the partnership’s projected net operating income and our projected funds from operations per share multiplied by a growth factor, all as described in the Limited Partnership Agreement.

      CTA timely exercised its right to convert its limited partnership interest to shares of our common stock on October 10, 2003, and we issued 953,551 shares of our common stock, pursuant to the calculations set forth in the Limited Partnership Agreement, in a private transaction thereafter.

SELLING SHAREHOLDERS

      The following table sets forth the number of shares of common stock beneficially owned by the selling shareholder, CTA, as of February 2, 2004, the number of shares of common stock covered by this prospectus, the total number of shares of common stock which the selling shareholder will beneficially own upon completion of this offering and the percentage of all outstanding common stock to be owned by the selling shareholder upon completion of this offering. Except as noted, this table assumes that the selling shareholder offers for sale all of the shares of common stock covered by this prospectus.

      The common stock offered by this prospectus may be offered from time to time by the selling shareholder named below, or by any of its pledges, donees, transferees or other successors in interest. The amounts set forth below are based upon information provided to us by representatives of the selling shareholder, or on our records, as of February 2, 2004 and are accurate to the best of our knowledge. It is possible, however, that the selling shareholder may acquire or dispose of additional shares of common stock from time to time after the date of this prospectus.

Percentage of All
	Common Stock	Common	Common Stock to be	Common Stock
	Beneficially Owned	Stock Offered	Owned After	to be Owned
Name	as of February 2, 2004	Hereby	Offering	After Offering

The Retirement Plan for Chicago Transit Authority Employees	953,551 (1)	953,551	0	0%

(1)	All 953,551 shares were issued to CTA pursuant to the terms of the Limited Partnership Agreement of Net Lease Institutional Realty, L.P., which Net Lease Realty III, Inc., one of our wholly owned subsidiaries, entered into with CTA on August 25, 1997. Under the terms Limited Partnership Agreement, CTA had the right to convert its limited partner interests in the partnership into shares of our common stock. CTA exercised that right on October 10, 2003, and we issued 953,551 shares of our common stock in a private transaction thereafter.

PLAN OF DISTRIBUTION

      This prospectus relates to the sale from time to time of up to an aggregate of 953,551 shares of our common stock by the selling shareholder or any of its pledges, donees, transferees or other successors in interest. We are also registering the common stock pursuant to our obligations under the Limited Partnership Agreement, but the registration of the common stock does not necessarily mean that any of the common stock will be offered or sold by the selling shareholder.

      The distribution of the common stock may be effected from time to time in one or more underwritten transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. Any underwritten offering may be on a “best efforts” or a “firm commitment” basis. In connection with any underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the selling shareholder. Underwriters may sell the common stock to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

      The selling shareholder and any underwriters, dealers or agents that participate in the distribution of the common stock may be deemed to be underwriters under the Securities Act of 1933, and any profit on the sale of the common stock by them and any discounts, commissions or concessions received by any underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act of

1933. At any time a particular offer of common stock is made by the selling shareholder, a prospectus supplement, if required, will be distributed that will, where applicable:

•	identify any underwriter, dealer or agent;

•	describe any compensation in the form of discounts, concessions, commissions or otherwise received by each underwriter, dealer or agent and in the aggregate to all underwriters, dealers and agents;

•	identify the amounts underwritten;

•	identify the nature of the underwriter’s obligation to take the common stock; and

•	provide any other required information.

      The sale of common stock by the selling shareholder may also be effected by selling common stock directly to purchasers or to or through any broker-dealers. In connection with any such sale, any broker-dealer may act as agent for the selling shareholder or may purchase from the selling shareholder all or a portion of the common stock as principal, and the sale may be made pursuant to any of the methods described below. Sales may be made on the New York Stock Exchange or other exchanges on which the common stock is then traded, in the over-the-counter market, in negotiated transactions or otherwise at prices and at terms then prevailing or at prices related to the then-current market prices or at prices otherwise negotiated.

      Common stock may also be sold in one or more of the following transactions:

•	block transactions in which a broker-dealer may sell all or a portion of the shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction;

•	purchases by any broker-dealer as principal and resale by any broker-dealer for its own account pursuant to any supplement to this prospectus;

•	a special offering, an exchange distribution or a secondary distribution in accordance with applicable New York Stock Exchange or other stock exchange rules;

•	ordinary brokerage transactions and transactions in which any broker-dealer solicits purchasers;

•	sales “at the market” to or through a market maker or into an existing trading market, on an exchange or otherwise, for shares; and

•	sales in other ways not involving market makers or established trading markets, including direct sales to purchasers.

      In effecting sales, broker-dealers engaged by the selling shareholder may arrange for other broker-dealers to participate. Broker-dealers will receive commissions or other compensation from the selling shareholder in amounts to be negotiated immediately prior to the sale that will not exceed those customary in the types of transactions involved. Broker-dealers may also receive compensation from purchasers of common stock which is not expected to exceed that which is customary in the types of transactions involved.

      To comply with applicable state securities laws, the common stock will be sold, if necessary, in these jurisdictions only through registered or licensed brokers or dealers. In addition, common stock may not be sold in some states unless they have been registered or qualified for sale in the state or an exemption from registration or qualification requirement is available and is complied with.

      All expenses relating to the offering and issuance of the common stock, other than commissions, discounts and fees of underwriters, broker-dealers or agents, will be paid by us.

LEGAL MATTERS

      The validity of our securities will be passed upon for us by Shaw Pittman LLP, Washington, D.C., a law partnership including professional corporations. In addition, the description of federal income tax consequences contained in this prospectus is based upon the opinion of Shaw Pittman LLP.

EXPERTS

      The consolidated balance sheets and financial statement schedules of Commercial Net Lease Realty, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of earnings, stockholders’ equity and statements of cash flows for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein, and in the Registration Statement in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

953,551 Shares

Common Stock

PROSPECTUS

February 2, 2004